Exhibit 3

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend, but are not limited to, these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “should,” “could ,”“continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy” and “intend” or other similar words. These forward-looking statements, and in particular in the case of CEMEX’s new plan, “A Stronger CEMEX”, reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, but are not limited to: the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact its business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy its obligations under CEMEX’s material debt agreements, the indentures that govern CEMEX’s outstanding senior secured notes and CEMEX’s other debt instruments; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on its cost of capital; loss of reputation of our brands; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives and implement its global pricing initiatives for CEMEX’s products, including CEMEX’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for CEMEX’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency of bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obliged to publicly update or revise forward-looking statements. CEMEX’s “A Stronger CEMEX” plan is designed based on CEMEX’s current beliefs and expectations. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. . UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

2019 EBITDA in line with guidance provided in 3Q19 adjusted for assets to be divested EBITDA (guidance1 vs. reported) Millions of U.S. dollars 1 EBITDA guidance provided in 3Q19 results call held on October 24, 2019 2 Divestment of Kentucky Cement Plant and related assets in the US for US$499M 3 Divestment of certain assets in the UK for US$235M 2 3 2 3

Higher consolidated prices for our three core products on a like-to-like basis, both in local-currency and US-dollar terms during 4Q19 and 2019 Consolidated volumes for cement, ready-mix and aggregates decreased by 7%, 3% and 1%, respectively, during 2019 on a like-to-like basis Operating EBITDA during 2019 decreased by 10% on a like-to-like basis, with a decline in margin of 1.8pp; about one third of the margin decline due to product and regional mix effects A Stronger CEMEX plan cost-reduction initiatives resulted in savings of US$42 million during 4Q19 and US$170 million in 2019 2019 EBITDA mainly affected by decline in volumes EBITDA variation Millions of U.S. dollars Stronger CEMEX savings -11% -14%

Despite lower EBITDA, maintained free-cash-flow conversion rate1 stable to previous year’s at 29% Free cash flow Millions of U.S. dollars 1 Free cash flow conversion rate = free cash flow after maintenance capital expenditures / operating EBITDA Free cash flow after maintenance capital expenditures during 4Q19 reached US$526M

Good progress on our “A Stronger CEMEX” targets Initiatives Progress Targets Asset sales US$1,673M1 US$1.5 – 2.0B by 2020 Operational initiatives / cost reduction US$170M US$370M by 2020: US$170M in 2019 and US$200M expected in 2020 Total debt plus perpetuals reduction Debt reduction US$407M Pend. divestmentsUS$914M2 ConvertiblesUS$521M3 Pro-forma debt red.US$1,842M US$3.5B by 2020 2019 cash dividend US$75M cash dividend paid in June 2019 and US$75M paid in December 2019 US$150M in 2019 1 Includes US$597M of closed divestments, fixed asset sales of US$162M and US$914M of pending divestments detailed in footnote 2, closing of these transactions are subject to the satisfaction of standard conditions for these types of transactions, including regulatory approval 2 Pro forma assuming proceeds from sale of most of our white-cement business for approximately US$180M, Kentucky Cement Plant $499M, and certain assets in the UK US$235M 3 Using available cash as of 4Q19 from proceeds from proceeds of US$1.0 billion of 5.45% senior-secured notes due 2029 issued in November 2019

Additional US$200M of recurring operational improvements for 2020 Savings 2020 Millions of U.S. dollars

A more aggressive CO_2 emissions target for 2030



Net specific CO_2 emissions
(kg CO_2 per ton cementitious product)
-22%
-35%
800
620
520
1990
2019 [1]
2030

New target is aligned with the Science-Based Targets Methodology, 2-Degree Scenario

Global CO_2 roadmap 2030:

Detailed CO_2 roadmap by plant in place

- Top management compensation linked to success

Increase alternative fuels substitution to ~45%

Reduce clinker factor to ~75%

Renewable energy to ~40%

CAPEX needs of ~US$130M over next 5 years

Expected benefits:

- Annual savings of ~US$65M starting in 2025
- Extend duration of our CO_2 surplus in Europe

CEMEX has a competitive advantage in ETS Phase IV and new European Green Deal

- We are long in CO_2 allowances to cover Phase IV ending in 2030

Recognized as A-list member of CDP in 2019

1 Preliminary estimate
2 Carbon disclosure project

8

Our 2050 ambition to deliver net-zero CO_2 concrete

CEMEX

CO_2 reduction levers

Lever	Actions
Clinker and cement	Alternative fuels Clinker factor Novel clinkers & thermal efficiency Renewable energy Carbon capture, use, and storage (CCUS)
Concrete and aggregates	Admixtures Binders Recycled aggregates Fast recarbonation
Complementary offsets	Net-positive quarries reforestation Carbon sinks (El Carmen nature reserve)

Decisive actions to get to net-zero

- Cross-industry action through GCCA and INNOVANDI research network to collaborate with academics, non-profit organizations and multilateral institutions
- Continue with deep involvement in R&D efforts pursuing high impact technologies in CCUS and other (e.g. LEILAC)
- Through CEMEX Ventures, continue investing in most promising startups at early stages (e.g Synhelion)
- Collaborate with the industry to develop the technology to accelerate concrete carbonation (i.e. FastCarb project)
- Continue innovating our admixtures technology to use non-cementitious materials in concrete (i.e. clinker-free concrete)
- Extensive reforestation efforts to offset emissions

Expect to partially use surplus of CO_2 allowances in Europe to invest in high potential technologies

Mexico: higher prices during both 4Q19 and full year 2019 Higher local-currency prices for our three core products during the year Declines in volumes reflect muted public and private investment during 2019 EBITDA margin declined by 3.5pp during 2019 reaching 33.4% due mainly to lower volumes and freight costs, mitigated by higher prices and lower energy costs Activity during the year was driven by the commercial sector, which benefited from tourism-related investment and commercial projects The formal residential sector continued to be supported by mortgages from commercial banks and to a lesser extent from INFONAVIT

United States: favorable volume dynamics with strong infrastructure and improving residential activity Prices in 4Q19 for our three core products up on a year-over-year basis Domestic gray cement volumes increased by 4%, while volumes for ready-mix and aggregates up 2% and 6%, respectively, in 4Q19 The residential sector continued to improve; housing starts increased 22% during 4Q19 supported by better affordability with lower interest rates The infrastructure sector remained dynamic; street-and-highway spending grew 9% during 2019, supported by increase in state-transportation funding initiatives In the industrial-and-commercial sector, construction spending decreased 1% during 2019; decline in commercial construction was offset by growth in offices and lodging

Favorable pricing dynamics with cement and aggregates growing by 2% and 3% during the year Cement volumes declined by 2% during 2019 mainly due to decreases in Costa Rica, Panama and Nicaragua partially offset by higher demand in Colombia and Dominican Republic Higher cement volumes in Colombia supported by 4G-related infrastructure activity and the residential self-construction sector During 2019, volumes in the Dominican Republic benefitted from strong activity in tourism-related projects and a solid residential sector In Panama, high levels of housing inventories, delays in infrastructure projects, and increased cement imports affected 4Q19 and full-year performance South, Central America and the Caribbean: strong volume performance in Colombia and Dominican Republic

Europe: double-digit increase in 2019 EBITDA with EBITDA margin expansion Double-digit increase in full-year EBITDA generation with a 1.8pp expansion in margin Regional cement volumes up 2% in 4Q19 driven by Poland, Germany and Spain, while ready-mix decreased 3% mainly due to lower activity in France caused by adverse weather conditions and lower construction activity in the south Higher regional prices for our three core products in 4Q19, in local-currency terms and on a year-over-year basis The infrastructure sector continued to drive our volume performance during the quarter supported by large infrastructure projects in Germany, France, Poland and the UK The industrial-and-commercial sector also sustained our volumes during 4Q19 with growth in activity in all countries except UK Residential activity was supported by favorable conditions mainly in Germany, Poland and the Czech Republic

Asia, Middle East and Africa: higher pricing levels during 2019 Regional prices increased in our three core products both in local-currency and US-dollar terms during 2019 During 4Q19, regional cement volumes increased by 2% driven by improved conditions in Egypt, while ready-mix and aggregates volumes declined by 1% and 4%, respectively Cement volumes in the Philippines declined by 3% during both the quarter and full-year 2019; 4Q19 performance reflects adverse weather conditions during December In Egypt, domestic gray cement volumes declined by 22% during 2019 reflecting the introduction of new cement capacity in the country

Operating EBITDA during 4Q19 decreased 15% on a like-to-like basis mainly due to lower contributions from Mexico and the US Cost of sales, as a percentage of net sales, increased 2.9pp during the fourth quarter of 2019 mainly reflecting higher costs in maintenance, raw materials and freight, partially offset by lower energy costs Operating expenses, as a percentage of net sales, increased 0.8pp during the 4Q19 compared with the same period in 2018, mainly due to higher selling-and-distribution expenses 4Q19 EBITDA affected by decline in consolidated volumes

Disciplined working capital management contributed to solid free cash flow generation in 4Q19 Working capital reached negative 15 average days during 4Q19 and negative 9 average days in 2019

Pro-forma reduction in total debt of US$1.36 billion during 2019 Total debt plus perpetuals variation 3 1 Millions of U.S. dollars 1 Includes divestments of Baltics and Nordics assets US$387M, German assets €87M, some assets in France €32M and some assets and contracts in Panama US$44M 2 Announced divestment of most of our white-cement business for approx. US$180M, certain assets in the UK for approx. US$235M and Kentucky Cement Plant for approx. US$499M 3 Using available cash as of 4Q19 from proceeds of US$1.0 billion of 5.45% senior-secured notes due 2029 issued in November 2019 -12%

Millions of U.S. dollars 1 Pro forma using available cash as of 4Q19 from proceeds of US$1.0 billion of 5.45% senior-secured notes due 2029 issued in November 2019 to pay convertible subordinated notes due March 2020; the debt component of the convertible subordinated notes as of December 31, 2019, is about US$520 million; total notional amount is about US$521 million Pro-forma average life of debt: 4.8 years Healthy consolidated debt maturity profile Total debt excluding perpetual notes pro forma1 as of December 31, 2019: US$10,692 million 328 Fixed Income Other bank debt Convertible Subordinated Notes1 2017 Facilities Agreement Leases

2020 guidance1 1 Reflects CEMEX’s current expectations 2 On a like-to-like basis adjusting for currency fluctuations and for investments/divestments 3 Including perpetual and convertible securities Consolidated volumes Cement: 0% to 2% Ready mix: 0% to 2% Aggregates: 0% to 2% Energy cost per ton of cement produced (4%) to (2%) Operating EBITDA Flat to low-single-digit growth, like to like2 Capital expenditures US$800 million Maintenance CapEx US$300 million Strategic CapEx US$1,100 million Total CapEx Investment in working capital ~US$100 million Cash taxes ~US$200 million Cost of debt3 Reduction of ~US$40 million

Decrease in consolidated volumes for our three core products during both the fourth quarter and full year 2019 on a year-over-year basis During 4Q19, year-over-year cement volumes increased in our US, Europe and AMEA regions and ready-mix volumes increased in our US region Increased consolidated prices for our three core products, in local-currency and US-dollar terms, during both 4Q19 and full-year 2019, on a year-over-year basis Consolidated volumes and prices

Other income statement items during 4Q19 Other expenses, net, of US$216 million, mainly due to severance payments and impairment of assets Foreign-exchange loss of US$21 million resulting mainly from the fluctuation of the Mexican peso versus the U.S. dollar, partially offset by the fluctuation of the Euro and the Colombian peso versus the U.S. dollar Controlling interest net loss of US$238 million in 4Q19 versus a loss of US$37 million in 4Q18 The higher loss primarily reflects lower operating earnings, higher financial expenses, negative variations in foreign exchange fluctuations and discontinued operations; partially offset by positive variations in equity in gain of associates and in results from financial instruments and lower income tax

Additional information on debt and perpetual notes Currency denomination Interest rate3 1 Includes convertible notes and leases, in accordance with International Financial Reporting Standard (IFRS) 2 Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated on April and November 2019. 2018 amounts and ratios are not audited, and were not the actual amounts and ratios reported during 2018 under our 2017 Facilities Agreement, and are shown in this document for reference purposes only, giving effect to the adoption of IFRS 16, Leases, as if it had been in effect from January 1, 2018 3 Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,000 million

Additional information on debt Total debt1 by instrument

2019 volume and price summary: Selected countries

4Q19 volume and price summary: Selected countries

2020 expected outlook: Selected countries

2019 pro-forma1 sales and EBITDA by region 1Q 2Q 3Q 4Q 2019 Mexico 706 752 716 722 2,897 USA 855 993 998 935 3,780 Europe 685 802 785 741 3,014 SCA&C 427 424 417 399 1,666 AMEA 347 339 365 354 1,403 Others & eliminations 75 90 96 109 370 CEMEX 3,094 3,400 3,377 3,259 13,130 1Q 2Q 3Q 4Q 2019 Mexico 255 245 240 227 966 USA 123 171 186 149 629 Europe 49 133 134 98 414 SCA&C 103 93 89 101 385 AMEA 54 54 59 50 216 Others & eliminations (38) (72) (53) (70) (233) CEMEX 546 623 655 554 2,378 Pro-forma1 sales 2019 Pro-forma1 EBITDA 2019 Millions of U.S. dollars 1 Pro forma excluding discontinued operations

Definitions 2019 / 2018 Results for the years 2019 and 2018, respectively AMEA Asia, Middle East and Africa Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Maintenance capital expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products SCAC South, Central America and the Caribbean Strategic capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs TCL Operations Trinidad Cement Limited includes Barbados, Guyana, Jamaica and Trinidad and Tobago % var Percentage variation

Contact information Stock Information NYSE (ADS): CX Mexican Stock Exchange: CEMEXCPO Ratio of CEMEXCPO to CX: 10 to 1 Investor Relations In the United States +1 877 7CX NYSE In Mexico +52 81 8888 4292 ir@cemex.com Calendar of Events March 26, 2020 Ordinary Shareholders’ Meeting 2020